EXHIBIT 99.1

Leading Independent Proxy Advisory Firms Recommend Osisko Shareholders Vote for all Proposed Items at the Upcoming Annual Meeting

MONTREAL, April 28, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (TSX & NYSE: OR) will hold its 2022 annual meeting of shareholders (the “Meeting”) on Thursday, May 12, 2022 at 1:00 p.m. (Eastern Daylight Time).

We are pleased to announce that the two leading independent proxy advisory firms that provide voting recommendations to institutional investors, Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co., have each recommended shareholders to vote FOR in respect of all resolutions to be put forth at the Meeting.

Shareholders are encouraged to vote in advance of the Meeting by internet, facsimile, or mail, in the manner set out in the Meeting materials that have been sent to shareholders, copies of which can be accessed on our website at https://osiskogr.com/en/2022-agm/.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors recommend that shareholders vote FOR ALL proposed resolutions.

Please submit your vote well in advance of the proxy deposit deadline of 1:00 p.m. (Eastern Daylight Time) on Tuesday, May 10, 2022.

Shareholders who have questions or require voting assistance may contact Osisko’s proxy solicitation agent, Laurel Hill Advisory Group, toll free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com